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                              March 24, 2021

       Kevin Ali
       Chief Executive Officer
       Organon & Co.
       30 Hudson Street
       Jersey City, NJ 07302

                                                        Re: Organon & Co.
                                                            Registration
Statement on Form 10-12B
                                                            Filed March 17,
2021
                                                            File No. 001-40235

       Dear Mr. Ali:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12B

       Item 15. Financial Statements and Exhibits, page 4

   1. We note you have redacted certain information from Exhibit 10.12. To the extent you have redacted such
information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index
to indicate that portions of the exhibit have been omitted because it is both not material
and would likely cause competitive harm to the company if publicly disclosed.
       Adjustment (h), page 48

   2. You disclose that Organon expects to have approximately $500 million of cash following the completion of the
Separation. Please revise to clarify how you expect to end up with this cash balance. For
example, if this balance takes into account the $9.5 billion of borrowings expected to
be incurred in connection with the Separation, net of the $9.0 billion expected to be
distributed to Merck, please disclose this fact.
 Kevin Ali
Organon & Co.
March 24, 2021
Page 2
Unaudited Pro Forma Financial Information
Notes to the Unaudited Pro Forma Information
Adjustment (c), page 48

3. You disclose that the net adjustment to Sales of $75 million is required to reflect the total sales that Organon will record for product manufactured and sold to Merck at the price expected to be provided for the manufacturing and supply agreements to be entered into in conjunction with the Separation. You also include a corresponding pro forma adjustment for Cost of Sales. Please clarify whether these adjustments represent actual inventory transfers to Merck during the year ended December 31, 2020 adjusted to reflect the pricing terms set forth in the manufacturing and supply agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Ali
                                                            Division of
Corporation Finance
Comapany NameOrganon & Co.
                                                            Office of Life
Sciences
March 24, 2021 Page 2
cc:       Eric Scarazzo, Esq.
FirstName LastName